AB INTERNATIONAL GROUP CORP.

Frunze Street 176, Issikatinskiy district, Milianfan, Kyrgyzstan, 720000

Tel. +996-558-414146

December 26, 2014

Mr. Michael Kennedy,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: AB International Group Corp.

       Amendment No.2 to Registration Statement on Form S-1

       Filed December 12, 2014

       File No. 333-199238

Dear Mr. Michael Kennedy:

AB International Group Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated December 24, 2014 (the "Comment Letter"), with reference to the Company's amendment number 2 to registration statement on Form S-1 filed with the Commission on December 12, 2014.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Dilution, page 15

1. You indicate in the paragraph immediately preceding your dilution table that this table sets forth your dilution as if the offering occurred on November 30, 2014. However, the amounts seen in this table continue to present your dilution as if the offering occurred on August 31, 2014. Please update all amounts in this table to present your dilution as of November 30, 2014.

Our Response: We have updated all amounts in this table to present our dilution as of November 30, 2014. The only amounts have been changed are Post offering net tangible book value as all other amounts in this table that present our dilution as of November 30, 2014 are the same as if the offering occurred on August 31, 2014. This is because Post offering net tangible book value have changed inconsiderably.

Description of Business, page 22

2. We note your revised disclosure that you “have generated $8,200 in revenues from selling of your first car which was purchased for $7,000.” Please revise your disclosure to clarify, if true, that you purchased a car for $7,000, which you then sold for $8,200.

Our Response: We have clarified, that we purchased a car for $7,000, which we then sold for $8,200.

Please direct any further comments or questions you may have to the company at bekenaitbaev@gmail.com.

Thank you.

Sincerely,

/S/ Beken Aitbaev

Beken Aitbaev, President